Exhibit 99.83





                               [Letterhead of Borden]


                                            December 4, 1994
         Japonica Partners
         30 Kennedy Plaza
         Providence, Rhode Island 02903
         Attention: Paul B. Kazarian


         Gentlemen:

         We will meet with you at the time you suggested in your last letter: 4:45 pm Tuesday, December 6, 1994, at Borden's New York offices, 277 Park Avenue, 40th floor. The purpose of this meeting, as I indicated on December 1, is to ascertain the facts we need to consider your November 30 letter. Although you are welcome to bring representatives of your financing sources, if any, we do not expect others to attend the meeting.

         Your December 3 letter which we received this morning indicates that you require clarification of certain statements contained in our December 1 letter (a copy of which is attached). We believe that the questions we raised are fundamental and straight forward. However, please advise us as soon as possible of any specific matters that need to be clarified. It would be productive to have written responses to the questions raised in our December 1 letter prior to our December 6 meeting. Frankly, given the claims made in your letter of November 30, the amount of time you have spent on this matter and the timetable of the Whitehall offer, we are surprised that you did not have readily available the answers to the questions we raised on December 1, and that you did not take advantage of our offer to meet today.

         We are surprised by the suggestion in your December 3 letter that there may be modifications to your November 30 proposal. Why wouldn't you have presented your best proposal on November 30? Any changes to your proposal should be communicated to us as soon as possible.

         We look forward to meeting with you on Tuesday. Please confirm with Allan Miller at our Columbus headquarters by 4:00 pm on Monday that you will attend the meeting so that the necessary travel arrangements can be made; if we do not hear from you prior to 4:00 pm on Monday, we will assume that you do not wish to meet with us.

                                  On behalf of the Board of Directors,

                                  /s/ Frank J. Tasco

                                  Frank J. Tasco
                                  Chairman









                           [LETTERHEAD OF BORDEN, INC.]


                                  December 1, 1994

         Mr. Paul B. Kazarian
         Managing Partner
         Japonica Partners
         30 Kennedy Plaza
         Providence, Rhode Island 02903

         Dear Mr. Kazarian:

         The Board of Directors of Borden, Inc. has reviewed your letter dated November 30, 1994. As I am sure you appreciate, your letter is silent on many important details, given the complex nature of the transactions you describe. As we have advised you previously, our objective is to maximize the value of Borden for its shareholders and to do so we will pursue whatever transaction we believe most likely to achieve our objective.

         In view of the time factors involved in the Whitehall transaction and your proposal, we request that you meet with the Board's representatives at 10:00 AM on Sunday, December 4, 1994, at Wachtell, Lipton, Rosen & Katz's offices, at 51 West 52nd Street, 28th floor. Dr. Wilbert J. LeMelle, one of our independent directors, will chair the meeting on our behalf. The purpose of the meeting will be to obtain detailed information about your plans in order to assist the Board in its consideration of your proposal.

         In light of the complexity of your proposal, and to make the meeting productive, you should provide us with detailed information as to the following:

                   . What would happen in the near future to cause all of Borden's shares to be worth $17 under your plan, especially since you do not seem to contemplate injecting new equity into the Company and the Borden common stock will be further burdened by the fixed charges of the preferred stock you propose to issue;

                   . The basis for and assumptions underlying the earnings per share forecasts of your plan, which, notwithstanding preferred stock charges, are at levels more than double earnings estimates by Borden's management;









                   . How you would deal with the legal issues of fraudulent conveyance and illegal dividend payments in connection with the spin-offs your proposal entails;

                   . How you would handle Borden's approximately $2.4 billion of outstanding indebtedness, more than half of which would become prepayable as a result of the split up of the Company you propose;

                   . The sources of your financing and any material contingencies with respect thereto;

                   . The dividend rate and other terms (assuming current market conditions) that you think would be necessary to cause the preferred stock you would issue to trade at par; and

                   . The time period you think necessary to implement the contemplated transactions (including obtaining assurances as to the tax free status thereof) and how you would propose to protect Borden shareholders against possible adverse developments in the interim period.

         The foregoing questions are not intended to limit the discussion at the meeting but merely to give you guidance in preparing for the meeting. You are, of course, invited to present whatever other information you wish.

         We would like to proceed as expeditiously as practicable given the nature of the task before us, and we have scheduled the meeting accordingly. We look forward to receiving promptly your confirmation that we will meet on Sunday. Please contact Allan Miller at our Columbus office in this regard. If Sunday is not convenient for you, please advise us promptly and we will make every effort to schedule something more convenient. If you cannot meet on Sunday, we request that you provide us with a written response to our questions on or before Sunday.

                                  On behalf of the Board of Directors,

                                  /s/ Frank J. Tasco

                                  Frank J. Tasco
                                  Chairman